Exhibit 99.(h)(19)

WisdomTree Rules-Based Methodology

U.S. Quality Growth Methodology Guide

Last Updated November 2023

WISDOMTREE RULES-BASED METHODOLOGY

Methodology Guide for the WisdomTree U.S. Quality Growth Index, the WisdomTree U.S. MidCap Quality Growth Index, and the WisdomTree U.S. SmallCap Quality Growth Index.

1.        Index Overview and Description

The WisdomTree U.S. Quality Growth Index (“LargeCap Index”), the WisdomTree U.S. MidCap Quality Growth Index (“MidCap Index”), and the WisdomTree U.S. SmallCap Quality Growth Index (“SmallCap Index”) (referred to collectively as “the Indexes”) were developed by WisdomTree, Inc. (WT). The Indexes are comprised of companies that have high profitability and growth characteristics.

The Indexes are calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The Indexes are calculated using primary market prices and calculated in U.S. dollars.

The Indexes are reconstituted on a semi-annual basis (following the close of trading on the second Friday in June and December1).

2.        Index Governance

The Indexes are overseen by the Quality Growth Index Committee (the “Committee”), a standing index committee of WisdomTree, Inc. (WT). The Committee will be composed of not less than 3 members. The Committee is responsible for making broad decisions with respect to the implementation, ongoing management, operation, and administration of the Indexes. The primary function of the Committee is to make sure Index rules are implemented correctly and comprehensively, provided that the published Index composition shall be as determined by the Committee.

The Committee meetings will generally be held on a semi-annual basis or such frequency in relation to the reconstitution and/or rebalance frequency of the Indexes and may be held more frequently as circumstances require. The composition of the Committee may from time to time be changed to reflect changes in market conditions.

3.        Key Features

3.1.        Membership Criteria

To be eligible for inclusion in the Indexes, component companies must be under coverage by the market management team of the third party independent index calculation agent, must list shares on a U.S. stock exchange, be incorporated and headquartered in the United States. Companies need to have market capitalization of at least $100 million and had a median daily dollar volume of at least $1,000,000 for each of the three months preceding the Screening Date (after the close of trading on the last trading day in May and November). Common stocks, REITs, tracking stocks and holding companies are eligible for inclusion. ADRs, GDRs and EDRs are excluded, as are limited partnerships, limited liability companies, royalty trusts, Business Development Companies (BDCs), mortgage REITs and companies that are not incorporated and headquartered in the United States (“United States” is defined herein as the 50 U.S. states plus the Commonwealth of Puerto Rico). Preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights are not eligible. Companies that have pending acquisitions or mergers are excluded from the initial universe. The publicly traded security for WisdomTree, Inc., ticker WT, is not eligible for inclusion in any of WisdomTree’s equity indexes.

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1 Semi-annual rebalance commencing November 2022 for the WisdomTree U.S. Quality Growth Index and November 2023 for the WisdomTree U.S. MidCap Quality Growth Index and the WisdomTree U.S. SmallCap Quality Growth Index.

Eligible companies are ranked on a composite score of two fundamental factors: growth and quality, which are equally weighted. Each Index is comprised of the companies with the highest composite scores.

•	The growth and quality factor scores for the LargeCap Index are determined as follows: The growth factor is determined by a company's ranking based on a 50% weight in its median analyst earnings growth forecast, a 25% weight in its trailing 5-year EBITDA (i.e., earnings before interest, taxes, depreciation and amortization) growth and a 25% weight in its trailing 5-year sales growth. The quality factor is determined by a company's ranking based on a 50% weight to each of its trailing 3-year average return on equity and trailing 3-year average return on assets. The Index constituents are determined by an Index Committee that looks at companies to identify equity stocks on the above-referenced measures.

•	The growth and quality factor scores for the Mid-Cap and Small-Cap Indexes are determined as follows: The growth factor is determined by a company's ranking based on a 40% weight in its trailing 3-year earnings growth, a 40% weight in its trailing 3-year sales growth, and a 20% weight in its median analyst earnings growth forecast. The quality factor is determined by a company's ranking based on a 50% weight to each of its trailing 3-year average return on equity and trailing 3-year average return on assets. The Index constituents are determined by an Index Committee that looks at companies to identify equity stocks on the above-referenced measures.

For the Mid-Cap and Small-Cap Indexes, all issuers (including REITs) assigned to the Real Estate sector, Utilities sector, and Banks industry are ineligible. Note: Sectors based on the GICS sector classifications.

3.2        Base Date and Base Value

The WisdomTree U.S. Quality Growth Index was established with a base value of 200 on November 30, 2022.

The WisdomTree U.S. MidCap Quality Growth Index and the WisdomTree U.S. SmallCap Quality Growth Index were established with a base value of 200 on November 30, 2023.

3.3        Calculation and Dissemination

The following formula is used to calculate the index levels for the Indexes:

Si{SiPiEi}

D

Si = Number of shares in the index for Security i

Pi = Price of Security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The Indexes are calculated whenever the stock exchanges are open. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis, in U.S. dollars. The price Indexes are calculated and disseminated on an intra-day basis. The total return Indexes are calculated and disseminated on an end-of-day basis.

3.4        Weighting

The Indexes are market-capitalization weighted indexes.

The maximum weight of any individual security is capped as follows at the semi-annual rebalance and the weights of all other components will be adjusted proportionally

•	LargeCap Index: Individual securities are capped at 15%

•	MidCap Index and SmallCap Index: Individual securities are capped at 5%

The Weighting Date is when component weights are set and it occurs after the close of the third business day of the rebalance month. The changes will go into effect after the close of trading on the eighth business day of the rebalance month.

Should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and other components in the Index will be rebalanced to reflect their relative weights before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

The following liquidity adjustment factors will be applied:

A further volume screen requires that a calculated volume factor (the median daily dollar volume for three months preceding the Screening Date / weight of security in each index) shall be greater than $400 million to be eligible for each index.

In the event a security has a calculated volume factor (average daily volume traded over the preceding three months / weight in the index) that is less than $400 million, its weight will be reduced such that weight after volume adjustment = weight before adjustment x calculated volume factor / $400 million.

3.5        Dividend Treatment

Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends that are not reinvested in the total return index require index divisor adjustments to prevent the distribution from distorting the price index.

3.6        Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, the share class with the highest average daily volume will be included. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

4.        Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company deletions, stock splits, stock dividends, spins-offs, or other corporate actions. Some corporate actions, such as stock splits, stock dividends, and rights offerings require changes in the index shares and the stock prices of the component companies in the Index. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, increases or decreases in dividend per share between reconstitutions, do not require changes in the index shares or the stock prices of the component companies in the Index. Other corporate actions, such as special dividends and entitlements, may require Index divisor adjustments.

Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

4.1.        Component Changes

Additions

Additions to the Index are made at the reconstitution according to the inclusion criteria defined above. Changes are implemented following the close of trading on the second Friday in June and December. No additions are made to the Index between reconstitutions, except in the cases of certain spin-off companies defined below.

Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date. Component companies that reclassify their shares (i.e., that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

4.2.        Spin-Offs and IPOs

Should a company be spun-off from an existing component company it is allowed to stay in the Index that its parent company is in until the next reconstitution. Spin-off shares of publicly traded companies that are included in the same indexes as their parent company are increased to reflect the spin-off and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that meet all other Index inclusion requirements must wait until the next reconstitution to be included in the Index.

5.        Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WTI reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed, file for bankruptcy, or re-incorporate outside of a defined domicile in the intervening weeks between the Screening Date and the Reconstitution Date are not included in the Index, and the weights of the remaining components are adjusted accordingly.

6.        Selection Parameters

6.1.        The WisdomTree U.S. Quality Growth Index is created by selecting the top 100 scoring companies from a starting universe of the 500 largest preliminary eligible companies by market capitalization as defined in section 3.1. Companies that pass these selection criteria as of the Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 3.4., and reconstitution of the Index takes effect as defined in section 4.1.

6.2.        The WisdomTree U.S. MidCap Growth Index is created by selecting the top 30% scoring companies from a starting universe of mid-cap companies. The mid-cap universe is based on a defined percentage of the remaining market capitalization of the total universe once the 500 largest preliminary eligible companies by market capitalization are excluded. The companies that comprise the top 60% of the remaining market capitalization are defined as mid-caps. The top 30% scoring companies from this mid-cap universe are selected as defined in section 3.1. Companies that pass these selection criteria as of the Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 3.4., and reconstitution of the Index takes effect as defined in section 4.1.

6.3.        The WisdomTree U.S. SmallCap Growth Index is created by selecting the top 30% scoring companies from a starting universe of small-cap companies. The small-cap universe is based on a defined percentage of the remaining market capitalization of the total universe once the 500 largest preliminary eligible companies by market capitalization are excluded. The companies that comprise the bottom 40% of the remaining market capitalization are defined as small-caps. The top 30% scoring companies from this small-cap universe are selected as defined in section 3.1. Companies that pass these selection criteria as of the Screening Date are included in the Index. The component companies are assigned weights in the Index as defined in section 3.4., and reconstitution of the Index takes effect as defined in section 4.1.